                                                                     Exhibit 1.1

Luscar Energy Partnership

Luscar Coal Ltd.

                       LUSCAR ACQUIRES THERMAL COAL ASSETS

                                                           FOR IMMEDIATE RELEASE

Edmonton Alberta, October 20, 2003 -- Luscar Coal Ltd. today announced that it has acquired from Sherritt Coal Partnership II, a partnership of Sherritt International Corporation and Ontario Teachers' Pension Plan Board, all of the thermal coal assets and other mineral interests held by the partnership, effective October 17, 2003. Luscar has operated all of the properties purchased on behalf of Sherritt Coal Partnership II since their acquisition in February 2003.

The assets acquired include a 50% joint venture interest in the 3.5 million tonne per year Genesee mine, which is the exclusive supplier to the adjacent Genesee generating station owned by EPCOR Utilities Inc. and the 15 million tonne per year mining contract for TransAlta Corporation's Highvale and Whitewood mines, which also serve nearby generating stations. In addition, Luscar acquired extensive reserve and non-reserve coal and mineral interests, which provide a significant stream of royalty income from coal and other minerals as well as potential future coal mine locations. These assets generated revenue of $66.9 million and $22.5 million in cost of sales in 2002, excluding the revenue from the Highvale mine contract, which was held by Luscar at the time.

The Genesee mine is a surface coal mine that began operations in 1988. The mine had 268 million tonnes of proven and probable coal reserves at December 31, 2002 and the coal supply agreement with EPCOR extends for the life of the reserves. The Genesee power plant is adding 450 megawatts of net capacity, which is expected to be on stream in early 2005, requiring increased annual coal deliveries. The Genesee mine will be expanded to meet the additional demand.

The Highvale mine, operating since 1970 and the Whitewood mine, operating since the 1950's, are both surface coal mines owned by TransAlta and will be operated by Luscar under contract. The Highvale mine produces about 13 million tonnes for the Sundance and Keephills generating stations and the Whitewood mine produces about 2 million tonnes for the Wabamun generating station. TransAlta has announced its intent to expand the Keephills station by two 450-megawatt units, which would require more coal from the Highvale mine, likely in the latter half of the decade. TransAlta has also indicated its intent to phase out the Wabamun station by 2010. The current mining contract for these operations runs until December 31, 2007.

The reserve and non-reserve coal and mineral interests acquired by Luscar include approximately 709 million tonnes of proven and probable coal reserves in addition to the Genesee mine reserves, 264 million tonnes of proven and probable potash reserves as well as significant amounts of non-reserve coal and potash as at December 31, 2002. Luscar has also acquired coal and mineral royalty agreements associated with the coal and mineral properties acquired, which provide a stream of royalty income. In 2002, these agreements provided $24 million in royalty revenue (included in the $66.9 million in revenue) from the mining of 6.3 million tonnes of thermal coal and 2.8 million tonnes of potash.

Luscar Coal Ltd., Sherritt Coal Partnership II and Luscar Energy Partnership are all owned, as to 50% each directly or indirectly, by Sherritt International Corporation and Ontario Teachers' Pension Plan. The coal property acquisition by Luscar, effected by an internal reorganization among all these entities and their subsidiaries, involved a distribution by Luscar to its ultimate owners, Sherritt and Teachers', of approximately 3 million units of Fording Canadian Coal Trust formerly held by Luscar and $70 million in cash. The remaining portion of the coal property acquisition was effected by an equity investment by Sherritt and Teachers' in the Luscar Energy Partnership.

PriceWaterhouseCoopers LLP has provided the Management Committee of Luscar Energy Partnership with an opinion that the transaction is fair from a financial point of view to the holders of Luscar's 9.75% senior notes based upon and subject to, amongst other things, the scope of their review and limitations and assumptions as outlined in their opinion letter and an indemnity in certain circumstances. The opinion was one factor among many that the Management Committee of the Luscar Energy Partnership considered in contemplation of the transaction.

Luscar's acquisition of these properties will facilitate its drive to enhance the productivity and profitability of its coal operations. Luscar has already made significant progress in the implementation of programs to improve safety, flatten its organizational structure, establish "world best practices" for operating activities and enhance business relationships with customers. These programs will extend to the mining operations acquired resulting in lower costs and heightened responsiveness to customers needs.

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Luscar is Canada's largest coal producer and operates 10 thermal coal mines in Alberta and Saskatchewan, primarily serving local electrical utilities.

                                      - 30-



FOR FURTHER INFORMATION PLEASE CONTACT:
Luscar Energy Partnership
Ernie Lalonde
(416) 934-7655
Website: www.luscar.com